Exhibit 99.1

BGH GP HOLDINGS, LLC PROPOSES TO ACQUIRE PUBLIC MINORITY STAKE

IN BUCKEYE GP HOLDINGS, L.P.

Proposed Price of $17.00 in Cash per Unit for 38% Public Stake

Buckeye GP Holdings, L.P. Would Become Wholly Owned by BGH GP Holdings, LLC

October 21, 2008—BGH GP Holdings, LLC, a limited liability company owned primarily by affiliates of ArcLight Capital Partners, LLC and Kelso & Company, announced today that it intends to make a tender offer for all of the outstanding common units of Buckeye GP Holdings, L.P. (NYSE: BGH) (the “Partnership”) not owned by BGH GP Holdings for $17.00 per unit in cash. The offer price represents a premium of approximately 19% above the closing price of the Partnership’s common units on October 21, 2008 and 21% above the average closing price over the past 30 days.  The aggregate consideration payable under the proposal for the public stake is approximately $180 million.

BGH GP Holdings currently owns approximately 62% of the outstanding common units of the Partnership and 100% of MainLine Management LLC, which is the general partner of the Partnership and controls the Partnership.

ABOUT THE TENDER OFFER

The offer will be conditioned on, among other things, the tender of a sufficient number of common units to give BGH GP Holdings ownership of more than 90% of the outstanding common units, which would include the tender of a majority of the common units not owned by BGH GP Holdings or its affiliates.  If the offer is completed, BGH GP Holdings would subsequently exercise its limited call right under the Partnership’s partnership agreement to acquire any remaining common units not owned by it at the same price per common unit paid in the offer. The Partnership would then become a privately held, wholly owned subsidiary of BGH GP Holdings and its common units would cease to trade on the New York Stock Exchange. The offer will not be conditioned on BGH GP Holdings’ obtaining any financing.

BGH GP Holdings expects to commence the tender offer in approximately two weeks. Offering materials will be mailed to the Partnership’s common unitholders, and BGH GP Holdings will file all necessary information with the United States Securities and Exchange Commission. The commencement and completion of the tender offer and, if the tender offer is completed, the exercise of the limited call right do not require any approval by the board of directors of the Partnership’s general partner. Under applicable law, the Partnership will be required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

A copy of the letter BGH GP Holdings sent to the board of directors of the Partnership’s general partner is attached to this press release.

NOTICE TO BUCKEYE GP HOLDINGS, L.P. COMMON UNITHOLDERS

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  Buckeye GP Holdings, L.P. common unitholders and other interested parties are urged to read BGH GP Holdings’ tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. The Partnership’s common unitholders will be able to receive those documents free of charge at the SEC’s website, www.sec.gov.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon BGH GP Holdings’ current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. There can be no assurances that any transaction will be consummated. BGH GP Holdings disclaims any obligation to update or revise the information in this news release based on new information or otherwise, unless otherwise required by law.

October 21, 2008

Board of Directors

Mainline Management LLC

As general partner of Buckeye GP Holdings, L.P.

Five TEK Park

9999 Hamilton Blvd.

Breinigsville, Pennsylvania 18031

Gentlemen:

We are pleased to inform you of our intent to tender for all of the outstanding common units of Buckeye GP Holdings, L.P. (the “Partnership”) that we do not already own at a cash purchase price of $17.00 per unit.  As you are aware, we currently beneficially own approximately 62% of the common units of the Partnership.

We believe the public unitholders will find our all-cash proposal to be highly attractive, providing them with the opportunity to receive immediate liquidity at a premium price not currently available in the market.  Our price represents a premium of approximately 19% above the closing price of the Partnership’s common units on October 21, 2008 and 21% above the average closing price over the past 30 days.

The transaction will be in the form of a cash tender offer made directly to the holders of the common units of the Partnership we do not already own.  We would finance this transaction through equity investments from our existing members and their affiliates, including ArcLight Capital Partners, LLC and Kelso & Company.  No debt financing will be required for the transaction, and the closing would not be conditioned on obtaining financing.  We believe that by proceeding with a tender offer, we will be able to complete our acquisition of those common units quickly and thereby enable the Partnership’s common unitholders to receive payment for their units earlier than would be the case if we proceeded with a merger structure.

We expect that you will ask the conflicts committee of the Board, which will engage its own legal and financial advisors, to consider our offer on behalf of the Partnership’s public unitholders and to recommend to the Board whether to recommend acceptance of the offer. Affiliates of our members who sit on the Board will support the referral of our offer to the conflicts committee.  We would welcome the opportunity to present our proposal to the conflicts committee as soon as possible.  We expect to file offering materials with the Securities and Exchange Commission and commence the tender offer in approximately two weeks.  This is intended to give you sufficient time to refer our proposal to the conflicts committee and for the committee to hire advisors and begin its analysis in order to communicate your views of the offer to the common unitholders.

Our offer will be conditioned on, among other things, the tender of a sufficient number of common units to give us ownership of more than 90% of the outstanding common units, which would include the tender of a majority of the common units not owned by us or our affiliates.  If our offer is completed, we would subsequently exercise our limited call right under the

Partnership’s partnership agreement to acquire any remaining common units not owned by us at the same price per common unit paid in the offer.

Please be aware that we are interested only in acquiring the common units of the Partnership that we do not own and are not interested in selling any of our interests in the Partnership.

Concurrently with our delivery of this letter to you, we are filing an amendment to our Schedule 13D and issuing a press release.  A copy of the press release announcing our intent to commence a tender offer is attached for your information.

In sum, our all-cash tender offer price would be at a 19% premium above the price of the Partnership’s common units on October 21, 2008 and 21% above the average closing price over the past 30 days, and we believe we are well positioned to complete the transaction in an expedited manner without the need for any debt financing.

Our entire team will be available to answer any questions that the conflicts committee or its legal or financial advisors may have regarding the offer.

Sincerely,

/s/ Daniel R. Revers

Daniel R. Revers
BGH GP Holdings, LLC